[Sigma Letterhead]

March 16, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406
Mail Stop 4561

Attn:	Ms. Kathleen Collins
Mr. Patrick Gilmore

Re:	Sigma Designs, Inc.
Form 10-Q filed June 8, 2006
File No. 001-32207

Ladies and Gentlemen:

Sigma Designs, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated March 6, 2007. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-Q filed June 8, 2006

Note 10. Acquisition, page 16

1.
Please refer to comment 3 in our letter dated January 9, 2007. We have reviewed your response and note that you determined that the economic useful life of the developed technology acquired from Blue7 Communications (Blue7) was seven years based on discussions with an independent valuation firm and the founder of Blue7. Please explain in further detail how you determined that the estimated useful life was seven years including the reasons and methods used in your determination.

Response:

The reasons used in our determination of the useful life of 7 years were:

•
Other comparable wireless technologies in the marketplace developed to standards have had an economic useful life of ten or more years; we would reference the wireless technologies developed to 802.11standards, and Bluetooth standards, both of which were adopted and gained market acceptance over periods of more than ten years;

Securities and Exhange Commission
March 16, 2007

•
The developed technology acquired from Blue7 is based on the Ultra Wide Band Wimedia standard, which technology has more recently been adopted by the marketplace, and by a majority of companies (please see www.wimedia.org).

•
The effects of obsolescence, demand, and competition for the developed technology acquired from Blue7 was anticipated to be similar to those experienced by the 802.11 and Bluetooth wireless technologies;

•	Due to uncertaincies, the estimated life of the developed technology was viewed as ranging from five to ten years;

•
Management's best estimate of useful life was seven years as the expected benefits from the technology as it existed on the acquisition date and it was expected to be seven years before subsequently developed technology substitues for the acquired technology;

•	There were no known regulatory, legal or contractural provisions that may limit the useful life to a shorter time period;

•
There were no known other factors that bore on the determination of the appropriate useful life, such as uncertainties related to the continuity of revenues that could be dependent on the retention of key personnel, customer turnover, and mobility of customer and employee bases.

At each subsequent quarterly and annual balance sheet date, the Company will evaluate the continued appropriateness of the remaining useful live of developed technology acquired from Blue7, as well as perform a review for impairment under Financial Accounting Standards Statement 144.

* * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exhange Commission
March 16, 2007

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff would like to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 957-9794 or Greg Pickrell, the Company’s outside legal counsel, at (650) 233-4674. Comments may also be sent to the attention of the undersigned via facsimile at (408) 957-9740.

Sincerely

/s/ Mark R. Kent

Mark R. Kent
Chief Financial Officer
Sigma Designs, Inc.